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SEC 06000031 COMMISSION 49

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASHINGTON, DC 153 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ILG Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 River Place Blvd., Building One
(No. and Street)

Austin	Texas	78730
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David C. Hopkins — (512) 404-5287
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 11 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diane Goodin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ILG Securities Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL LAKE VAUGHAN
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires 6-24-2006

Signature

Financial & Operational Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ILG SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2005

ILG SECURITIES CORPORATION

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

To the Board of Directors and Stockholder
ILG Securities Corporation

We have audited the accompanying statement of financial condition of ILG Securities Corporation as of December 31, 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ILG Securities Corporation, as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
January 26, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

ILG SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents	$	384,127
Commissions receivable		4,004
Federal income tax receivable		4,942
Other assets		666
	$	393,739

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued liabilities - related party	$	117,823
Accounts payable		500
		118,323
Stockholder's equity		
Common stock, $100 par value, 1,000 shares authorized, 300 shares issued and outstanding		30,000
Additional paid-in capital		941,107
Accumulated deficit		(695,691)
Total stockholder's equity		275,416
	$	393,739

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Statement of Income
For the Year Ended December 31, 2005

Revenues	
Commission income	$ 19,735
Interest income	3,006
Total revenues	22,741
Expenses	
Regulatory fees and expenses	4,066
Other administrative expenses	19,784
Total expenses	23,850
Net loss before income taxes	(1,109)
Benefit for income taxes	4,425
Net income	$ 3,316

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2004	300	$ 30,000	$ 941,107	$ (699,007)	$ 272,100
Net income				3,316	3,316
Balance, December 31, 2005	300	$ 30,000	$ 941,107	$ (695,691)	$ 275,416

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2005

Balance, December 31, 2004	$	--
Additions		--
Retirements		--
Balance, December 31, 2005	$	--

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 3,316
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Increase in federal income tax receivable	(4,259)
Decrease in commissions receivable	192
Increase in other assets	(46)
Decrease in amounts due to related party	(1,838)
Decrease in accounts payable	(500)
Net cash used by operating activities	(3,135)
Cash flows from investing activities	
Net cash provided by investing activities	--
Cash flows from financing activities	
Net cash provided by financing activities	--
Net decrease in cash and cash equivalents	(3,135)
Beginning cash and cash equivalents	387,262
Ending cash and cash equivalents	$ 384,127
Supplemental Disclosures	
Cash paid for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2005

Note 1 - Description of Business

ILG Securities Corporation (the "Company") is a wholly-owned subsidiary of Investors Life Insurance Company of North America (the "Parent"), which is a wholly-owned subsidiary of Financial Industries Corporation. The Company is a registered broker-dealer, which acts as the principal underwriter of variable annuity products sponsored by the Parent. Previously, the Company was actively engaged in the retail marketing of mutual fund shares issued by unrelated companies. The Company's income is primarily related to commissions on unsolicited additional account purchases made by mutual fund customers for whom the Company is the broker of record.

Note 2 - Summary of Significant Accounting Policies

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid debt instruments purchased with a maturity of less than ninety days.

Commission income and expense are recognized on a trade date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Federal Income Taxes

The Company files a separate federal income tax return. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as federal income tax receivable or payable. At December 31, 2005, the Company has operating losses of approximately $1,109, which can be carried forward to offset future taxable income. This net operating loss carryforward expires in 2025.

The tax benefit from the net operating loss carryforward of $166 is included in other assets. The federal income tax benefit also includes an adjustment to prior years estimated federal tax expense of $3,882.

Note 4 - Accrued Liabilities – Related Party

Included in accrued liabilities is $119,661 of amounts that were originally received as a payment to the Company in connection with securities transactions involving the investment portfolios of the Parent and another insurance subsidiary of Financial Industries Corporation. The Company did not serve as broker or dealer on these transactions. In 2003, the Company had determined that the requirements to recognize the payments as revenue had not been met. Accordingly, such amounts were reflected as accrued liabilities until such time as requirements to recognize as revenue are completed or other disposition was determined for the monies. The Company determined in 2004 that the monies were due to the Parent and insurance subsidiary as the funds do not represent commissions, fees, or income to the Company. Such monies will be remitted to the Parent and insurance subsidiary pending resolution of litigation as disclosed in Note 8. A breakdown of accrued liabilities is as follows:

Accrued liabilities	$ 119,661
Fee receivable	(1,838)
Total	$ 117,823

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 the Company had net capital of approximately $269,808 and net capital requirements of $25,000. The Company's ratio of aggregate indebtedness to net capital was .44 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 6 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 7 - Concentration Risk

The Company maintains its cash in bank deposit accounts which at December 31, 2005, and at various other times during the year, exceeded federally insured limits of

Note 7 - Concentration Risk, continued

$100,000. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 8 - Commitment and Contingencies

The Company has filed a lawsuit to obtain commissions from another broker-dealer. The broker-dealer has countersued the Company. The matter is currently the subject of an NASD arbitration. No amounts have been accrued on the financial statements in connection with this disagreement.

The ultimate outcome of the arbitration proceedings and lawsuit cannot presently be determined. Accordingly, no provision for any liability related to these matters has been made in these financial statements.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2005

Schedule I

ILG SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

Computation of Net Capital

Total stockholder's equity qualified for net capital		$ 275,416
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		275,416
Deductions and/or charges		
Non-allowable assets:		
Federal income tax receivable	$ 4,942	
Other assets	666	(5,608)
Net capital before haircuts on securities positions		269,808
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		--
Net capital		$ 269,808

Aggregate Indebtedness

Items included in statement of financial condition	
Accrued liabilities	$ 117,823
Accounts payable	500
Total aggregate indebtedness	$ 118,323

Schedule I (continued)

ILG SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 7,892
Minimum dollar net capital requirement of reporting broker or dealer	$ 25,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 25,000
Net capital in excess of minimum required	$ 244,808
Excess net capital at 1000%	$ 257,976
Ratio: Aggregate indebtedness to net capital	0.44 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under Rule 15c3-1 from Company's computation.

Schedule II

ILG SECURITIES CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

Exemptive Provisions

The Company is exempt from the possession, control and reserve requirements of SEC Rule 15c3-3 as the Company's activities are limited to those as set forth in paragraphs (k)(2)(i) of Rule 15c3-3.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

December 31, 2005

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
ILG Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of ILG Securities Corporation (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
January 26, 2006